UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guanzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Current Report on Form 6-K (this “Report”) is furnished by WeRide Inc. (“WeRide” or the “Company”) to report that on October 31, 2025, the Company has been granted a federal level license by Regulations Lab under the United Arab Emirates (UAE) federal government for fully driverless robotaxi commercial operations.

This license approves the first city-level driverless robotaxi commercial operation outside the United States and permits WeRide’s robotaxis to operate commercially without an on-board safety driver in the UAE.

WeRide launched robotaxis commercial service in Abu Dhabi in December 2024. The service further expanded in July 2025 to cover about half of Abu Dhabi’s core areas. Currently, there are more than 100 WeRide robotaxis in the Middle East.

WeRide Robotaxis in Abu Dhabi, UAE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

By:	/s/ Jennifer Li
Name:	Jennifer Li
Title:	Chief Financial Officer

Date: October 31, 2025